Exhibit 99-1

The Common Stock of Warrior Met Coal, Inc. reported in
Table 1 of the attached Form 4 ("Common Stock") is beneficially owned by investment management clients
("Clients") of Franklin Mutual Advisers, LLC ("FMA").
Keith Luh, an employee of FMA, is also a director of Warrior Met Coal, Inc. and serves as FMA's representative.

FMA is a wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). FMA may be deemed to beneficially own the Common
Stock for purposes of Rule 13d-3, and accordingly for purposes of section 16(a) under the Securities Exchange Act of 1934, as amended (the "Act"), in its capacity as the investment adviser to the Clients pursuant to investment management contracts that grant investment and/or voting power to FMA. When an investment management contract (including a sub-advisory agreement) delegates to FMA investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FMA as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.

The voting and investment powers held by FMA and Franklin
Advisory Services, LLC ("FAS"), also an indirect wholly owned subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA and FAS are, collectively, ("FRI affiliates"). Furthermore, internal policies and procedures of FMA, FAS and FRI establish informational barriers that prevent the flow between FMA and FAS, on the one hand, and the FRI affiliates, on the other hand, of information that relates to the voting and investment powers over the securities owned by their respective Clients. Consequently, FMA and FAS report the securities over which they hold investment and voting power separately from the FRI affiliates for purposes of Sections 13 and 16 of the Act. Beneficial ownership by FRI affiliates, FMA and FAS is reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because FMA and FAS exercise voting and investment powers on behalf of their Clients independently of FRI affiliates and the Principal Shareholders, beneficial ownership of the Common Stock is being attributed only to FMA. FMA disclaims any pecuniary interest in any of the Common Stock. In addition, the filing of this Form 4 on behalf of FMA should not be construed as an admission that it is, and FMA disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Common Stock.

FRI affiliates, the Principal Shareholders, FMA and FAS believe that they are not a group within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Common Stock held by any of them or by any persons or entities for whom or for which FMA, FAS or a FRI affiliate provides investment management services.